SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2023

(Commission File No. 1-14862 )

BRASKEM S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

São Paulo, October 26, 2023.

To

Securities and Exchange Commission of Brazil (CVM)

At.:       Superintendent of Company Relations (SEP)

Company Oversight Department 1 – GEA-1

Ref.: Official Letter 318/2023/CVM/SEP/GEA-1 - Braskem - Request for clarification on media report

Dear Sirs,

We refer to Official Letter 318/2023/CVM/SEP/GEA-1 ("Official Letter"), dated October 25, 2023, in which you requested clarifications from Braskem S.A. ("Braskem" or "Company"), as transcribed below:

“Dear Sirs,

1. We refer to the News published on October 24, 2023, in the medias Agência Senado (under the title “Senate will hold CPI on Braskem case in Maceió” and G1 (under the title “Senate holds Braskem CPI to investigate soil sinking in Maceió” informing the following:

Agência Senado:

"The President of the Senate, Rodrigo Pacheco, read out in Plenary on Tuesday (24) the request for the creation of a parliamentary commission of inquiry (CPI) to investigate the environmental damage caused in Maceió (AL) by the petrochemical company Braskem. With the reading, the parties can now appoint representatives and the CPI can be put in place. The request was presented by Senator Renan Calheiros (MDB-AL).

Braskem was extracting salt in the capital of Alagoas, around the Mundaú Lagoon, location which contains failures in the soil. Since 2018, neighborhoods near the operations have suffered structural damage to streets and buildings. More than 14,000 properties have been affected and condemned, and the cases have already forced the removal of around 55,000 people from the region. Extraction activities ended in 2019, but the damage could take years to stabilize. In the petition, Renan states that Braskem has failed to make reparations for the damage and has not rendered the proper accounts. The senator also points to the need to investigate the company's solvency and the distribution of dividends among shareholders.”

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[....]

G1:

"The President of the Senate, Rodrigo Pacheco (PSD-MG), read out on Tuesday (24) the request for the creation of the Parliamentary Commission of Inquiry (CPI) that will investigate the sinking of the soil caused by mining carried out by Braskem which led to the eviction of around 14,000 properties in five neighborhoods of Maceió.

The request to create the CPI was presented in September by Senator Renan Calheiros (MDB-AL). The goial is to investigate the possible omission of the petrochemical company in relation to the problem caused by mining.

With the reading of the request this evening, the Braskem CPI has been officially created, and only needs to be published in the Official Diary of the Union.

The next step, which does not need to be completed this Tuesday, is for the parties to appoint members to the commission. The CPI will be made up of 11 senators and seven substitute.

In a statement, Braskem said that it "has been implementing actions to resolve the issue definitively and in accordance with the agreements signed with the competent authorities. Actions are being carried out with the communities in the affected neighborhoods and constant dialogue with all those involved."

{…}

2. In view of the above, we request a statement from the Company about the veracity of the report and, if it is, explain the reasons why you understood it to not be a Relevant Fact and also provide any other information deemed important on the subject.”

In this regard, Braskem confirms that the president of the Senate read the request for the establishment of the Parliamentary Commission of Inquiry in relation to the geological event in Alagoas on 10/24/2023, and informs that it has been following the topic and its developments. The Company will keep the market informed of any relevant developments on this matter.

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Additionally, the Company confirms its press release and reinforces that it has been communicating the relevant developments in relation to the Alagoas geological event through public disclosures about the case, between Material Facts and Notices to the Market, in addition to clarifications provided in earnings conference calls and in its accounting and financial information, including consolidated Financial Statements and Reference Form, which contain specific sections dealing with the geological event in Alagoas and the amounts provisioned based on the assessment of the Company and its external advisors, taking into account the effects of short-term and long-term technical studies, existing information and the best estimate of expenses for implementing the various measures relating to the event.

Being what we had for the moment, we subscribe, making ourselves available for further clarifications if necessary.

São Paulo, October 26, 2023.

Pedro Van Langendonck Teixeira de Freitas

Chief Financial and Investor Relations Officer

Braskem S.A.

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SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 26, 2023

BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

DISCLAIMER ON FORWARD-LOOKING STATEMENTS

This report on Form 6-K may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are statements that are not historical facts, and are based on our management’s current view and estimates of future economic and other circumstances, industry conditions, company performance and financial results, including any potential or projected impact of the geological event in Alagoas and related legal proceedings and of COVID-19 on our business, financial condition and operating results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the potential outcome of legal and administrative proceedings, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting our financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of our management and are subject to a number of risks and uncertainties, many of which are outside of the our control. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors, including the projected impact of the geological event in Alagoas and related legal proceedings and the unprecedented impact of COVID-19 pandemic on our business, employees, service providers, stockholders, investors and other stakeholders, could cause actual results to differ materially from current expectations. Please refer to our annual report on Form 20-F for the year ended December 31, 2019 filed with the SEC, as well as any subsequent filings made by us pursuant to the Exchange Act, each of which is available on the SEC’s website (www.sec.gov), for a full discussion of the risks and other factors that may impact any forward-looking statements in this presentation.